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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. . . . )*

                       Home Security International, Inc.
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                               (Name of Issuer)

                   Common Stock, $0.001 par value per share
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                        (Title of Class of Securities)


                                   437333107
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                                (CUSIP Number)

                                  Paul Brown
                International Home Security Investments Limited
                        c/o Alliance Investments S.A.M
                              Le Panorama Bloc AB
                                57 Rue Grimaldi
                                MC 98000 MONACO

                              011.377.92.16.51.91
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 31, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), (S)240.13d-1(f) or (S)240.13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 7
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                                  SCHEDULE 13D

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 CUSIP No.   437333107
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
           1  NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              International Home Security Investments Limited
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           2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                       (a) /  /
                                                                                                                      (b) /  /

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           3  SEC USE ONLY
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           4  SOURCE OF FUNDS*

              AF
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           5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                     /   /
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           6  CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
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                           7               SOLE VOTING POWER

                                           760,000
                          --------------------------------------------------------------------------------------------------------
 NUMBER OF                 8               SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY                --------------------------------------------------------------------------------------------------------
    EACH                   9               SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                                760,000
                          --------------------------------------------------------------------------------------------------------
                          10               SHARED DISPOSITIVE POWER


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            11                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          760,000
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            12                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*          /   /


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            13                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          12.9%
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            14                            TYPE OF REPORTING PERSON *

                                          co
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

                                 Page 2 of 7
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Item 1. Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, $0.001 par value per share ("Common Stock"), of Home Security International, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at Level 7, 77 Pacific Highway, North Sydney, New South Wales 2060, Australia.

Item 2. Identity and Background.

     This Schedule 13D is filed on behalf of International Home Security Investments Limited, a British Virgin Islands corporation ("IHSI" or the "Reporting Person"). This Schedule 13D also includes information with respect to the executive officers, directors and control persons of IHSI (each a "Control Person").

     (a)-(c), (f)

     IHSI is a holding company, organized for the limited purpose of holding the Common Stock and the Warrant (as defined in Item 3 of the Schedule 13D). Needham Investments Limited is a holding company, which holds 100% of the outstanding capital stock of IHSI. Paul Brown, a chartered accountant, an employee of Alliance Investments S.A.M., a private investor and director of IHSI is the sole shareholder of Needham Investments Limited. Mr. Brown is a citizen of the United Kingdom. Rebecca Mathias, an employee of Alliance Investments S.A.M., is a director and corporate secretary of IHSI. Rebecca Mathias is a citizen of the United Kingdom.

     The address of IHSI and each of the Control Persons is:

     c/o Alliance Investments S.A.M.
     Le Panorama Bloc
     AB 57 Rue Grimaldi
     MC 98000 MONACO

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     (d) During the last 5 years, neither IHSI nor any Control Person has been convicted in a criminal proceeding (excluding traffic or similar misdemeanors).

     (e) During the last 5 years, neither IHSI nor any Control Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Purchase Agreement, dated as of July 17, 1998, and amended as of September 30, 1998 (the "Purchase Agreement"), between the Issuer and Integral Investments Limited, a British Virgin Islands corporation (the "Seller"), attached hereto as "Exhibit A" and incorporated herein by reference as though fully set forth herein, Seller sold to Issuer all of the issued and outstanding shares of capital stock of Integrated International Home Security Limited, a British Virgin Islands corporation (the "Company"). As consideration for such sale, Issuer agreed to pay aggregate consideration consisting of: (i) 400,000 shares of the Issuer's Common Stock; (ii) a five year warrant to purchase 360,000 shares of the Issuer's Common Stock at an exercise price of $13.00 per share (the "Warrant"), attached hereto as "Exhibit B" and incorporated herein by reference as though fully set forth herein; (iii) cash in the amount of U.S. $2,426,000; and (iv) a secured promissory note in the amount of U.S. $9,098,000 (the "Note"), attached hereto as "Exhibit C" and incorporated herein by reference as though fully set forth herein. If any portion of the principal amount of the Note remains outstanding on October 1, 1999, the Issuer is required to issue an additional five year warrant to purchase 200,000 shares of Common Stock at an exercise price of $13.00 per share. Likewise, if any portion of the principal amount of the Note remains outstanding on January 1, 2000, the Issuer is required to issue an additional five year warrant to purchase 200,000 shares of Common Stock at an exercise price of $13.00 per share. Seller directed the Issuer to register the 400,000 shares of Common Stock and the Warrant in the name of IHSI.

Item 4. Purpose of the Transaction.

     IHSI acquired shares of Common Stock and the Warrant pursuant to the Purchase Agreement for investment purposes. Pursuant to the Purchase Agreement, the Issuer agreed to cause Paul Brown to be elected to the Board of Directors of the Issuer, and to use commercially reasonable efforts to cause Paul Brown, or his nominee, to be re-elected to the Board of Directors until the earlier of the fifth anniversary of the closing date, or the date on which the Seller, Paul Brown, or another entity controlled directly or indirectly by Paul Brown

                                  Page 4 of 7
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ceases to beneficially own a number of shares equal to at least 5.0% of the outstanding Common Stock. If the Issuer is not under such obligation but the Note has not been paid in full, the Issuer has agreed to use commercially reasonable efforts to cause Paul Brown or his nominee to be re-elected to its Board of Directors until the Note is repaid in full.

     IHSI from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, IHSI will take such actions in the future as it may deem appropriate, consistent with the securities laws, in light of the circumstances existing from time to time. If IHSI believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Common Stock, pursuant to the exercise of the Warrant, in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, IHSI may determine to dispose of the Warrant, or some or all of the Common Stock it currently owns or otherwise acquired by it, either in the open market or in privately negotiated transactions.

     Except as set forth above, IHSI has no plans or proposals to engage in any of the activities described in items (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5. Interest in the Securities of the Issuer.

     (a)-(b). Pursuant to the Purchase Agreement, IHSI acquired beneficial ownership of 760,000 shares of Common Stock (12.9% of the total number of shares of Common Stock outstanding, based on a total of 5,550,000 shares of Common Stock outstanding on October 31, 1998). IHSI has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of such shares. IHSI holds direct beneficial ownership of 400,000 shares of Common Stock and direct beneficial ownership of the 360,000 shares of Common Stock issuable upon the exercise of the Warrant. See Item 2 for information on the Control Persons.

     (c) Except for those shares acquired and disclosed herein, neither IHSI nor the Control Persons, have acquired beneficial ownership of any Common Stock within the last sixty (60) days.

     (d) Not applicable.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer.

     The terms of the Purchase Agreement, attached as Exhibit A to this Schedule 13D, are hereby incorporated herein by reference as though fully set forth herein. The terms of the Warrant, attached as Exhibit B to this Schedule 13D, are hereby incorporated herein by reference as though fully set forth herein. The terms of the Note, attached as Exhibit C to this Schedule 13D, are hereby incorporated herein by reference

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as though fully set forth herein. The terms of the Note, attached as Exhibit C to this Schedule 13D, are hereby incorporated herein by reference as though fully set forth herein.

Item 7. Material to be Filed as Exhibits.

1. "Exhibit A" is the Stock Purchase Agreement dated as of July 17, 1998, and amended as of September 30, 1998, by and between Issuer and Integral Investments Limited.
2. "Exhibit B" is the Warrant dated as of September 30, 1998, issued by the Issuer.
3. "Exhibit C" is the Secured Promissory Note dated as of September 30, 1998, executed by the Issuer in favor of Integral Investments Limited.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 1998

                              International Home Security Investments Limited



                              By:   /s/ Paul Brown
                                 ------------------------------------------
                                         Paul Brown, Director

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